Exhibit 99

Securities and Exchange Commission
Washington, DC

        Arthur Andersen LLP has audited the consolidated financial statements of BroadVision, Inc. and subsidiaries as of December 31, 2001 and for the year then ended and have issued their report thereon dated March 29, 2002. Andersen has represented to BroadVision, Inc. that its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.